UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)
                                              --

                      CHAMPION INTERNATIONAL CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                          (Title of Class of Securities)

                                   15852 51 0
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                                  (CUSIP Number)

                 Barry Hirsch, Senior Vice President and Secretary
                                 Loews Corporation
            667 Madison Avenue, New York, New York 10021 (212) 545-2920
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                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  August 11, 1995
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               (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-l(b)(3) or (4), check the following box     .
                                                                     ----

Check the following box if a fee is being paid with the statement     .
                                                                  ----

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    Page 1

                                  SCHEDULE 13D/A
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 CUSIP No. 15852 51 0
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1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   LOEWS CORPORATION
   IRS Identification No. 13-2646102
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)/   /
       N/A                                                      (b)/   /
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3 SEC USE ONLY
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4 SOURCE OF FUNDS*
       WC
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                              /   /
                                                                   ---
       N/A
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6 CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
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               7 SOLE VOTING POWER
   NUMBER OF       6,351,900
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY  8 SHARED VOTING POWER
   OWNED BY           43,453
     EACH     ------------------------------------------------------------------
   REPORTING   9 SOLE DISPOSITIVE POWER
    PERSON         6,351,900
     WITH     ------------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                      43,453
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,395,353
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    /  /
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.72%
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14 TYPE OF REPORTING PERSON*
         HC
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                                    Page 2

  This Amendment No. 17 to Schedule 13D filed by Loews Corporation, a Delaware corporation, ("Loews"), relates to the Common Stock, $0.50 par value per share (the "Shares"), of Champion International Corporation, a New York corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

Item 5.    Interest in Securities of the Issuer
           - - - - - - - - - - - - - - - - - - -

  Item 5 is hereby supplemented as follows:

  "During the period August 2, 1995 through and including August 11, 1995, Loews sold an aggregate of 1,243,500 Shares, as set forth in the table below. All of the transactions described below were effected by Loews on the New York Stock Exchange.

                       Number of
    Date               Shares Sold          Price Per Share
    ----               -----------          ---------------

August 2, 1995             84,900               $55.75
August 2, 1995             35,500                55.875
August 2, 1995              4,800                56.00
August 3, 1995             36,300                55.875
August 3, 1995             33,700                56.00
August 4, 1995             41,600                55.25
August 4, 1995              1,200                55.375
August 7, 1995                600                55.0625
August 7, 1995             35,000                55.00
August 7, 1995             56,000                55.125
August 7, 1995             75,800                55.25
August 7, 1995              9,200                55.375
August 8, 1995             41,300                54.50
August 8, 1995             26,600                54.625
August 8, 1995              1,600                54.75
August 8, 1995             53,300                55.00
August 8, 1995              1,000                55.125
August 8, 1995             10,200                55.25
August 9, 1995            200,000                54.00
August 9, 1995              3,500                54.625
August 11, 1995            30,000                53.125
August 11, 1995           149,900                53.625
August 11, 1995           101,500                53.75
August 11, 1995           112,000                53.875
August 11, 1995            98,000                54.00

  "Accordingly, as of August 11, 1995 Loews owns directly 6,351,900 Shares, representing approximately 6.67% of the total number of Shares outstanding. In addition after giving effect to the 43,453 Shares owned by the Subsidiary as previously reported, Loews may be deemed to own benefically an aggregate of 6,395,353 Shares, representing 6.72% of the total number of Shares outstanding."

                                    Page 3

                             SIGNATURE
                             ---------

  The undersigned certifies that after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this Statement is true, complete and correct.


                                                      LOEWS CORPORATION



Dated:  August 14, 1995                          By:   Barry Hirsch
                                                       Senior Vice President

                                    Page 4